Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Restaurant Brands International Inc (QSR)
Name of persons relying on exemption: As You Sow®
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Restaurant Brands International Inc (QSR)
Vote Yes: Item #10 – Report on Reduction of Plastics Use

Annual Meeting: June 6, 2024

CONTACT: Kelly McBee | kmcbee@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that the Restaurant Brands International (RBI) Board issue a report, at reasonable expense and excluding proprietary information, describing how the Company could reduce its plastics use in alignment with the one-third reduction findings of the Pew Report, or other authoritative sources, to reduce its contribution to ocean plastics pollution.

Supporting Statement: The report should, at Board discretion:

•	Assess the reputational, financial, and operational risks associated with continuing to use substantial amounts of single-use plastic packaging while plastic pollution grows;

•	Evaluate dramatically reducing the amount of plastic used in our packaging by transitioning to reusables; and

•	Describe how RBI can further reduce single-use packaging, including any planned reduction strategies or goals, materials redesign, substitution, or reductions in use of virgin plastic.

SUMMARY

WHEREAS: Without immediate and sustained new commitments throughout the plastics value chain, annual flows of plastics into oceans could nearly triple by 2040.1

The growing plastic pollution crisis poses increasing risks to Restaurant Brands International (RBI). Corporations could face an annual financial risk of approximately $100 billion should governments require them to cover the waste management costs of the packaging they produce.2 Governments around the world are increasingly taxing corporations for single-use plastic (SUP) packaging, including new laws in Maine, Oregon, Colorado, and California.3 The European Union has banned ten SUP products commonly found in ocean pollution and imposed a tax on non-recycled plastic packaging waste.4

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1 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.4

2 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.9

3 https://www.packworld.com/news/sustainability/article/22419036/four-states-enact-packaging-epr-laws

4 https://environment.ec.europa.eu/topics/plastics/single-use-plastics_en

2024 Proxy Memo Restaurant Brands International Inc | Report on Reduction of Plastics Use

Pew Charitable Trusts’ groundbreaking study, Breaking the Plastic Wave, concluded that improved recycling alone is insufficient to address plastic pollution – instead, recycling must be coupled with reductions in use, materials redesign, and substitution.5 At least one-third of plastic use can be reduced, and reduction is the most viable solution from environmental, economic, and social perspectives.6

More than one-third of RBI investors supported a 2023 shareholder proposal urging the Company to reduce its plastics use.7 RBI has failed to meaningfully respond.

At least 60 consumer goods and retail companies have committed to reducing their overall use of plastic packaging.8 Competitor McDonald’s has a goal to completely eliminate the use of virgin plastic packaging by 2025,9 and competitor YUM! Brands has a goal to eliminate 10% of virgin plastic use across all its brands by 2025.10 RBI has no stated goal to reduce use of virgin plastic.

Necessary in reducing virgin plastic use is the replacement of disposables with reusable packaging. In 2024, competitor McDonald’s will publish an assessment of opportunities for reusable packaging.11 The report may include possible new actions and potential goal frameworks on reusables.12 Starbucks is also actively embracing reusable packaging with new global reusable container goals, having committed that all stores and drive-throughs will facilitate reusables beginning 2024.13 RBI has no quantifiable goal to transition from disposable packaging to reusables.

RATIONALE FOR A YES VOTE

1.	RBI has failed to respond to shareholder requests with sufficient information on whether and how it will reduce its plastics use, exposing the Company to financial, regulatory, and reputational risk.

2.	RBI has failed to align its packaging targets with key initiatives, such as the Pew Report and the Global Commitment.

3.	RBI lags peers in transitioning away from disposable packaging.

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5 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.9

6 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.10

7 https://www.asyousow.org/resolutions/2022/12/30-restaurant-brands-sustainable-packaging-policies-for-plastics

8 https://www.ellenmacarthurfoundation.org/global-commitment-2023/overview

9 https://corporate.mcdonalds.com/corpmcd/our-purpose-and-impact/our-planet/packaging-toys-and-waste.html

10 https://www.yum.com/wps/portal/yumbrands/Yumbrands/citizenship-and-sustainability/planet/sustainable-packaging-and-waste-reduction

11 https://www.asyousow.org/press-releases/2023/3/16/mcdonalds-publish-report-reusable-packaging

12 https://www.asyousow.org/press-releases/2023/3/16/mcdonalds-publish-report-reusable-packaging

13 https://stories.starbucks.com/stories/2022/starbucks-global-environmental-and-social-impact-report-2021/

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2024 Proxy Memo Restaurant Brands International Inc | Report on Reduction of Plastics Use

DISCUSSION

1.	RBI has failed to respond to shareholder requests with sufficient information on whether and how it will reduce its plastics use, exposing the Company to financial, regulatory, and reputational risk.

Last year, more than one-third of RBI shareholders voted in support of the Company producing the report requested in this proposal.14 Despite supportive votes by 36.8% of overall shareholders and 37.4% of independent shareholders, RBI has failed to disclose how it will sufficiently mitigate financial, regulatory, and reputational risks faced by its use of plastic packaging.

Consumers and governments across the globe are increasingly holding producers accountable for plastic packaging pollution and its wide range of negative effects on human and environmental health. Global leaders from 193 U.N. Member States are in the process of negotiating a global treaty to end plastic pollution. Mandates are being considered for legally binding plastic use reductions, recyclability, and transitions away from disposable packaging and towards reusables.15 Adoption of the agreement to negotiate a treaty was supported by a vast array of businesses and investors united in recognizing plastic pollution as a severe threat to business’ social license to operate.16 Twelve national and regional global Plastics Pacts have formed in the last few years to uphold and accelerate corporate responsibility and a circular economy for plastics.17

Extended Producer Responsibility (EPR) is a system in which producers are held responsible for all or a majority of the costs of managing disposable packaging at its end of life. Nearly 70 EPR laws for packaging have been enacted in countries and jurisdictions around the world.18 Corporations could face an annual collective financial risk of approximately $100 billion should governments continue, as expected, to require them to cover the waste management costs of the packaging they produce.19 New laws to this effect were recently passed in Maine, Oregon, Colorado, and California.20

EPR laws often encompass reducing virgin plastic use, making all packaging recyclable, and transitioning from disposable to reusable packaging. A new law in Germany requires every business offering to-go purchases to provide reusable containers,21 while a newly enacted law in France bans on-site disposable packaging at restaurants all together, building a fully reusable quick-service restaurant infrastructure.22

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14 https://www.asyousow.org/resolutions/2022/12/30-restaurant-brands-sustainable-packaging-policies-for-plastics

15 https://www.unep.org/news-and-stories/story/plastic-treaty-progress-puts-spotlight-circular-economy

16 https://www.businessforplasticstreaty.org/

17 https://ellenmacarthurfoundation.org/the-plastics-pact-network

18 https://www.oecd-ilibrary.org/environment/extended-producer-responsibility-epr-and-the-impact-of-online-sales_cde28569-en, p. 10

19 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

20 https://www.packworld.com/news/sustainability/article/22419036/four-states-enact-packaging-epr-laws

21 https://www.mondaq.com/germany/food-and-drugs-law/1272810/new-obligations-for-take-away-food-as-of-the-beginning-of-the-year

22 https://www.ecologie.gouv.fr/sites/default/files/en_DP%20PJL.pdf

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2024 Proxy Memo Restaurant Brands International Inc | Report on Reduction of Plastics Use

RBI has failed to analyze and disclose the growing risks associated with its plastic packaging or assess the benefits of dramatically reducing the amount of plastic packaging used. The Company has set public intentions to increase the overall sustainability of its packaging, including ambitions to increase reuse and packaging circularity, among others, yet has failed to match these intentions with quantifiable, timebound goals, and disclosure of data. 23 The Company provides a limited amount of data on packaging and fails to disclose key statistics, including its total tonnage of plastic used, percentage of packaging that is recyclable, reusable, or compostable, and current reuse rates.

In 2019, RBI shared a goal for its packaging to come from renewable, recycled, or certified materials by 2025.24 This goal has the potential to eliminate virgin plastic packaging used at the RBI, but the Company has failed to disclose the tonnage of plastic used in 2019 vs today, or the proportion of plastic that was renewable or recycled plastic content when the goal was set vs today. Stakeholders are thus unable to evaluate if RBI has made any progress on meeting this goal and reducing virgin plastic use over the last five years.

Certain RBI brands operate with reusable packaging in Germany and France, yet RBI has not shared with investors any plans to establish permanent reusable packaging operations in the United States. The Company has also not shared any plans to make all or the majority of its packaging recyclable, despite the uptick in EPR legislation in the U.S. taxing corporations for single-use packaging that does not support a circular economy, including unrecyclable packaging.

The dearth of plastic and packaging data disclosed by RBI prohibits investors from evaluating if any of its packaging goals or actions to-date, such as the phasing out of plastic drinking straws at certain brands, are actually making meaningful progress towards meeting the reduction of plastic packaging by one-third, as recommended in the Pew Charitable Trust and Sytemiq’s groundbreaking study, Breaking the Plastic Wave (Pew Report).

RBI must conduct a holistic evaluation of its packaging to inform setting sustainable packaging commitments and reporting on progress towards these goals. A holistic evaluation of packaging could include identifying opportunities to reduce plastics use, making all packaging recyclable, reusable, or compostable to keep packaging in circulation and out of the environment; making reusable and refillable packaging alternatives a permanent offering; and establishing benchmarks for public reporting on progress.

2.	RBI has failed to align its packaging targets with key initiatives, such as the Pew Report and the Global Commitment.

In 2020, the Pew Report concluded that the reduction of plastic use – largely through reuse, redesign, and improved recycling – is the most viable solution from environmental, economic, and social perspectives. Without immediate and sustained new commitments across the plastics value chain, annual flows of plastics into oceans could nearly triple by 2040.25

The watershed Pew Report states that all corporate commitments to date are insufficient to tackle ocean plastic pollution and that all corporations must reduce their virgin plastic use by one third, design packaging to be recyclable, and replace single-use packaging, including with reusables, where possible. RBI falls short on all three of these recommendations.

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23 https://www.rbi.com/English/sustainability/packaging-and-recycling/default.aspx

24 https://www.rbi.com/English/sustainability/packaging-and-recycling/default.aspx

25 https://www.systemiq.earth/wp-content/uploads/2020/07/BreakingThePlasticWave_MainReport.pdf

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2024 Proxy Memo Restaurant Brands International Inc | Report on Reduction of Plastics Use

RBI is notably absent from participating in the largest pre-competitive corporate movement to address plastic pollution, the Ellen MacArthur Foundation New Plastics Economy Global Commitment (Global Commitment). Hundreds of participating companies have adopted goals in a variety of specially targeted categories to drastically stem plastic flows into the ocean by 2025, including significant efforts to take action on the Pew Report recommendations above (reduce plastic use, make all packaging recyclable, and transition to reusable and refillable formats).26

3.	RBI lags peers in transitioning away from disposable packaging.

In contrast to RBI, more than sixty consumer goods and retail companies have pledged to reduce use of virgin plastic packaging and are reporting on progress, including competitors McDonald’s and Yum! Brands, and nearly 100 consumer goods and retail companies have pledged to make all packaging reusable, recyclable, or compostable by 2025.27

McDonald’s and Yum! Brands have both recently committed to evaluating and reporting on the opportunities and risks posed by switching to reusable packaging, including its impacts related to single-use plastic and other single-use packaging on the environment. Both reports, anticipated in Q2 2024 and Q2 2025, respectively, will comment on potential new actions and goal frameworks for reusables.28

Starbucks is actively embracing reusable packaging with new global reusable container goals, facilitating the use of reusable mugs at all stores and drive-throughs as of 2024, which could reduce plastic use by thousands of tons.29

The Coca-Cola Company has committed to the largest reusable packaging goal to date, pledging to sell 25% of product by volume in reusables by 2030.30 PepsiCo recently announced a goal to sell 20% of beverage servings in reusable packaging by 2030.31

RBI has completed small-scale reusable packaging pilots, but has not stated whether, or how, it will leverage these pilots into permanent single-use packaging alternatives to reduce packaging waste. For more than 40 years, the Company has offered reusable cups at its Tim Hortons brand locations, yet it has never shared actionable data on consumer use of this offering, leaving investors without sufficient information on if this substantially reduces the Company’s exposure to risks from plastic pollution.

RBI has set a goal that its guest-facing packaging come from renewable, recycled, or certified sources by 2025, rather than ensure it is recyclable, reusable, or made with compostable materials. The Company has acknowledged that it will not be able to meet this goal due to the relatively low supply of bioplastics and recycled content plastic.32 To increase available recycled content material, brands must first ensure their packaging is recyclable and kept in circulation.

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26 https://emf.thirdlight.com/link/f6oxost9xeso-nsjoqe/@/#id=2

27 https://ellenmacarthurfoundation.org/global-commitment-2021/signatory-reports

28 https://www.asyousow.org/press-releases/2023/3/16/mcdonalds-publish-report-reusable-packaging; https://www.asyousow.org/resolutions/2023/12/08-yum-brands-reusable-opportunities-packaging

29 https://stories.starbucks.com/stories/2022/starbucks-global-environmental-and-social-impact-report-2021/

30 https://www.asyousow.org/press-releases/2022/2/10/coca-cola-increase-sales-refillable-bottles

31 https://www.asyousow.org/press-releases/2022/12/6/pepsi-pledges-double-zero-waste-packaging-by-2030

32 https://www.rbi.com/English/sustainability/packaging-and-recycling/default.aspx

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2024 Proxy Memo Restaurant Brands International Inc | Report on Reduction of Plastics Use

At least 29 competitors have goals for 100% of packaging to be recyclable, reusable, or compostable, as seen in As You Sow’s 2021 Corporate Plastic Pollution Scorecard (Plastic Scorecard) ranking 50 of the largest public-facing consumer goods companies. RBI has fallen far behind competitors in taking action to prevent plastic packaging pollution, receiving the lowest overall grade of “F” in the Plastic Scorecard.

RESPONSE TO RBI BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In its opposition statement, the Company notes an intention to announce a virgin plastic reduction goal in its next Restaurant Brands for Good report, stating it will, “…include a new commitment to reduce the volume of single use virgin-plastic in packaging in our U.S. and Canadian restaurants by a minimum of 10% by the end of 2026.”

First, we appreciate this intention. If the goal is publicly announced, it will significantly advance the Company’s progress toward reducing the risk it faces from plastic pollution. Investor support of this proposal will underscore the importance of following through with this newly announced commitment.

As important, the report requested in this proposal would complement the Company’s planned goal by providing a plan for achieving progress against its plastic reduction goal. In its recent Climate Disclosure Rule, the Securities and Exchange Commission (SEC) underscores the importance of communicating information to investors related to how the registrant intends to meet its targets or goals, noting that:

The fact that a company has set a goal or target does not mean that it has a specific plan for how it will achieve those goals. What is important is that investors be informed of a registrant’s plans and progress wherever it is in the process of developing and implementing its plan.33 (emphasis added).34

This guidance from the SEC regarding climate-transition goals can be applied to the Company’s planned plastic reduction goal to great advantage. RBI will assist investors by producing the report requested in this proposal regarding how it plans to achieve such a plastics reduction goal and establish a progress baseline – especially regarding the weight of plastic packaging used and reduced. Further, the report requested in this proposal could evaluate complementary actions to plastic reduction, such as a transition to fully recyclable, reusable, or compostable packaging and a transition to permanent adoption of reusable options.

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33 https://www.sec.gov/rules/proposed/2022/33-11042.pdf, p.270

34 See https://www.sec.gov/files/33-11042-fact-sheet.pdf, p.2; https://www.sec.gov/rules/proposed/2022/33-11042.pdf, p.268-270

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2024 Proxy Memo Restaurant Brands International Inc | Report on Reduction of Plastics Use

CONCLUSION

Vote “Yes” on Shareholder Proposal 10 asking RBI to publish a report on opportunities to reduce plastics use. RBI has failed to sufficiently evaluate the opportunities available to it to reduce plastic use and mitigate its contribution to ocean plastic pollution, meet its public sustainable packaging intentions, and maintain its global competitiveness. As seen in commitments by McDonald's, Yum! Brands, Starbucks, and others in the Plastic Scorecard, RBI's plastic reduction activity and sustainable packaging efforts are lagging. Our Company’s comprehensive exploration of circular packaging and the sustainable use of plastic, as outlined in the Pew Report and Global Commitment, will help it drive progress toward its planned goal, while exploring additional options for future plastic waste reduction.

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For questions, please contact Kelly McBee, As You Sow, kmcbee@asyousow.org.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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